

January 2, 2015

Via E-mail
Michael W. DePasquale
Chief Executive Officer
BIO-Key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, NJ 07719

> **Re:** **BIO-Key International, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 12, 2014**
> **File No. 333-200887**

Dear Mr. DePasquale:

We have limited our review of your registration statement to those issues we have addressed in our comment below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that on September 15, 2014, you filed a post-effective amendment to a registration statement on Form S-1 (file no. 333-192504) relating to the resale of up to 48,064,982 shares of your common stock by the selling shareholders named in that prospectus. It appears that between that offering and the resale offering you are currently seeking to register, certain of your shareholders will be offering for resale in registered offerings up to approximately 57.6% the number of your total outstanding shares as of December 11, 2014, according to disclosure in your filing. Please disclose the concurrent resale offering on the outside front cover page of the prospectus, and ensure that your risk factors section adequately addresses any impact of the concurrent offerings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Vincent Vietti and Stephen Brill, Fox Rothschild LLP